UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D

		     Amendment 1

      Under the Securities Exchange Act of 1934

Knight-Ridder, Inc.

(Name of Issuer)

Common Stock, par value $0.02 1/12 per share

(Title of Class of Securities)

499040103

(CUSIP Number)

Mr. Chad Atkins
Private Capital Management, L.P.
8889 Pelican Bay Blvd. Suite 500
Naples, FL  34108
(239) 254-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


 CUSIP No. 499040103


           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	      Private Capital Management, L.P. (I.R.S. Number 59-3654603) Mr. Bruce S. Sherman
              Mr. Gregg J. Powers



           2. Check the Appropriate Box if a Member of a Group

              (a)

              (b)

           3. SEC Use Only

           4. Source of Funds (See Instructions)
		  OO

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           6. Citizenship or Place of Organization

              Private Capital Management, L.P.  	Delaware
              Mr. Bruce S. Sherman			USA
              Mr. Gregg J. Powers			USA

           7. Sole Voting Power

              Private Capital Management, L.P.  	0
              Mr. Bruce S. Sherman			0
              Mr. Gregg J. Powers			0


	   8. Shared Voting Power (Estimated as of 11/10/2005)

              Private Capital Management, L.P.  	9,100,000
	      Mr. Bruce S. Sherman			9,100,000
              Mr. Gregg J. Powers			9,100,000


 	   9. Sole Dispositive Power

              Private Capital Management, L.P.  	0
              Mr. Bruce S. Sherman			0
              Mr. Gregg J. Powers			0


          10. Shared Dispositive Power

              Private Capital Management, L.P.  	12,764,105
              Mr. Bruce S. Sherman			12,764,105
              Mr. Gregg J. Powers			12,764,105


          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              Private Capital Management, L.P.  	12,764,105
              Mr. Bruce S. Sherman			12,764,105
              Mr. Gregg J. Powers			12,764,105


          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


          13. Percent of Class Represented by Amount in Row (11)

              Private Capital Management, L.P.  	19.0%
              Mr. Bruce S. Sherman			19.0%
              Mr. Gregg J. Powers			19.0%


          14. Type of Reporting Person (See Instructions)

              Private Capital Management, L.P.  	IA
              Mr. Bruce S. Sherman			IN
              Mr. Gregg J. Powers			IN



This amendment 1 supplements and amends the Schedule 13D filed by Private Capital Management, L.P. ("PCM") on November 1, 2005 (along with exhibits, the "November 1 Filing").


Item 3 is hereby amended as follows:

Source and Amount of Funds or Other Consideration.

PCM currently maintains investment discretion over 12,764,105 shares of Common Stock which were acquired on behalf of its clients at an aggregate purchase price of $836,974,194.06. Funds for these purchases were derived from PCM clients.


Item 4 is hereby supplemented as follows:


Purpose of Transaction.

As described in the November 1 Filing, the shares of Common Stock of the Company were purchased by the Reporting Persons on behalf of Private Capital Management, L.P. clients for investment purposes.

On November 3, 2005, two additional large shareholders of the Company made
Schedule 13D filings addressing concerns raised by the Reporting Persons in the November 1 Filing. Also on November 3, 2005, a spokesman for the Company publicly acknowledged the filings made by shareholders and stated that the Company would respond to its shareholders "in due course."

In light of the Company's limited response to the serious concerns raised by a significant portion of the Company's shareholders, the Reporting Persons are currently reviewing governance options and other courses of action regarding the Company and anticipate that they may nominate a slate of directors for election by shareholders at the Company's 2006 annual meeting. The actions ultimately initiated by the Reporting Persons, if any, will in part depend on the Reporting Persons' evaluation of actions taken or proposed by the Company and others.

In addition, the Reporting Persons expect to unilaterally engage in other activities focused on realizing fair value for the Company's shareholders including, among other things, engaging in discussions with the Company, other shareholders and third parties regarding issues related to the maximization of shareholder value.

In making this filing and engaging in activities described herein and in the November 1 Filing, the Reporting Persons are acting and intend to continue to act on their own accord on behalf of Private Capital Management clients and not in concert with any other investor or as a part of any group. Except as set forth herein and in the November 1 Filing, Private Capital Management has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) and 4(j)of Schedule 13D.


Item 5 is hereby amended as follows:

Interest in Securities of the Issuer.

(a)					Number of 	Percentage
	Reporting Person		Shares		of Shares

Private Capital Management, L.P.  	12,764,105  	 19.0%
Mr. Bruce S. Sherman			12,764,105	 19.0%
Mr. Gregg J. Powers			12,764,105	 19.0%

As Chairman of PCM, Mr. Sherman may be deemed to be a beneficial owner of shares of the Common Stock held in PCM client accounts. As President of PCM, Mr. Powers may also be deemed to be a beneficial owner of shares of the Common Stock held in PCM client accounts. While Mr. Sherman, Mr. Powers and PCM may be deemed to be beneficial owners of shares of the Common Stock held in PCM client accounts, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. PCM, Mr. Sherman and Mr. Powers each disclaims ownership of the shares of the Common Stock held in the accounts of PCM clients.


(b)	PCM currently exercises voting 	authority over shares
	of Common Stock held in the accounts of PCM clients that have delegated proxy voting authority to PCM. Such voting authority may be withdrawn by PCM clients at any time.

	Sole power to vote or direct the vote:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to vote or direct the vote:

	Private Capital Management, L.P.  	9,100,000
	Mr. Bruce S. Sherman			9,100,000
	Mr. Gregg J. Powers			9,100,000

	(Estimated as of 11/10/2005)


	Sole power to dispose or to direct the disposition:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to dispose or direct the disposition:

	Private Capital Management, L.P.  	12,764,105
	Mr. Bruce S. Sherman			12,764,105
	Mr. Gregg J. Powers			12,764,105

(c)	The following table sets forth the Reporting Persons' transactions
	in the shares of the Common Stock during the last 60 days:

	Private Capital Management, L.P.

	All transactions listed in the schedule below were client directed and PCM did not exercise any investment discretion.


			Number of 	Average		Transaction
	Date		Shares Price    Per Share	Effected


	9/22/05		300		59.09		Open Market Sale
	9/28/05		400		57.93		Open Market Sale
	10/05/05	800		57.69		Open Market Sale
	10/11/05	500		55.96		Open Market Sale
	10/12/05	600		55.05		Open Market Sale
	10/12/05	2600		55.29		Open Market Purchase
	10/13/05	5000		55.17		Open Market Sale
	10/18/05	1100		54.66		Open Market Sale
	10/19/05	1400		53.62		Open Market Sale
	10/20/05	1600		54.02		Open Market Sale
	10/21/05	700		53.18		Open Market Sale
	10/24/05	1505		53.88		Open Market Sale
	10/25/05	1000		53.86		Open Market Sale
	10/26/05	5300		54.00		Open Market Sale
	10/27/05	4800		54.02		Open Market Sale
	10/28/05	2300		53.90		Open Market Sale
	10/31/05	9100		53.43		Open Market Sale
	11/01/05	400		57.36		Open Market Sale
	11/02/05	2400		59.05		Open Market Sale
	11/03/05	4000		61.36		Open Market Sale
	11/04/05	2500		61.80		Open Market Sale
	11/07/05	9000		63.14		Open Market Sale
	11/08/05	4900		61.86		Open Market Sale
	11/09/05	500		61.70		Open Market Sale

	The table above does not reflect shares removed from PCM's investment discretion by clients.


	Mr. Bruce S. Sherman

	No Transactions


	Mr. Gregg J. Powers

	No Transactions


(d)	PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has shared dispositive power over the shares of the Common
Stock in the PCM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of the Common Stock.


(e)  Not applicable


Item 7.  Exhibits.

Exhibit 1 - Letter to the Board of Directors of of Knight-Ridder, Inc., dated November 1, 2005. Copy previously filed with November 1 Filing.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2005


PRIVATE CAPITAL MANAGEMENT, L.P.

By: /s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Gregg J. Powers
Gregg J. Powers, President